Delisting Determination,The Nasdaq Stock Market, LLC,
April 2 2008, Attunity, Ltd. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the ordinary shares of Attunity, Ltd. (the
Company), effective at the opening of the trading session on April 14, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
Marketplace Rule 4450(a)(5). The Company was notified of the Staffs determinations on February 13, 2008.
The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on February 22,2008.